Exhibit 99.5

ENERFLEX LTD. ANNOUNCES APPROVAL OF RESOLUTIONS AT ANNUAL MEETING OF SHAREHOLDERS

NEWS RELEASE

CALGARY, Alberta, May 2, 2023 — Enerflex Ltd. (TSX: EFX) (NYSE: EFXT) (“Enerflex” or the “Company”) is pleased to announce that its shareholders approved all resolutions at its Annual Meeting of Shareholders (the “Meeting”) held virtually on May 2, 2023.

During the business proceedings of the Meeting, Enerflex shareholders approved the following resolutions:

1.	Resolution to elect 10 directors of the Company, with 89.8% to 99.9% of the shares represented at the Meeting voting in favour of individual directors as follows:

Director	Approval Percentage	Against Percentage

Fernando Assing	99.8%	0.2%

Maureen Cormier Jackson	99.8%	0.2%

W. Byron Dunn	89.8%	10.2%

Laura Folse	94.6%	5.4%

James Gouin	99.9%	0.1%

Mona Hale	99.8%	0.2%

Kevin Reinhart	94.6%	5.4%

Marc Rossiter	99.9%	0.1%

Juan Carlos Villegas	94.4%	5.6%

Michael Weill	93.4%	6.6%

2.

Resolution to appoint Ernst & Young LLP, Chartered Professional Accountants, as the Company’s independent auditors for the ensuing year, with 99.2% of the shares represented at the Meeting voting in favour of the resolution.

3.

Resolution to approve the Company’s approach to executive compensation, as disclosed in Enerflex’s 2022 Management Information Circular dated March 10, 2023, with 74.6% of the shares represented at the Meeting voting in favour of the resolution.

Effective May 2, 2023, Mr. Stanley Marshall has retired from the Board of Directors after 12 years of service. Enerflex would like to extend its gratitude to Mr. Marshall for the guidance he provided during his tenure. With Mr. Marshall’s retirement, Mr. Byron Dunn has assumed the role of Chair of the Human Resources and Compensation Committee.

ABOUT ENERFLEX

Transforming Energy for a Sustainable Future. Enerflex is a premier integrated global provider of energy infrastructure and energy transition solutions, delivering natural gas processing, compression, power generation, refrigeration, cryogenic, and produced water solutions.

Headquartered in Calgary, Alberta, Canada, Enerflex, its subsidiaries, interests in associates, and joint ventures, operate in over 90 locations in: Canada, the United States, Argentina, Bolivia, Brazil, Colombia, Ecuador, Mexico, Peru, the United Kingdom, the Netherlands, the United Arab Emirates, Bahrain, Oman, Egypt, Kuwait, India, Iraq, Nigeria, Pakistan, Saudi Arabia, Australia, China, Indonesia, Malaysia, Singapore, and Thailand.

Enerflex’s common shares trade on the Toronto Stock Exchange under the symbol “EFX” and on the New York Stock Exchange under the symbol “EFXT”. For more information about Enerflex, visit www.enerflex.com.

For investor and media enquiries, contact:

Marc Rossiter	Stefan Ali

President &	Vice President,

Chief Executive Officer	Strategy & Investor Relations

Tel: (403) 387-6325	Tel: (403) 717-4953